

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Thomas P. Minichiello
Chief Financial Officer
EMCORE CORP
2015 W. Chestnut Street
Alhambra, CA 91803

> **Re: EMCORE CORP**
> **S-3 Filed May 13, 2021**
> **File No. 333-256090**

Dear Mr. Minichiello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact SiSi Cheng at 202-551-5004 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: James J. Masetti, Esq.